March 28, 2025

Alex Peng
Chief Financial Officer
TAL Education Group
5/F, Tower B, Heying Center
Xiaoying West Street, Haidian District
Beijing 100085
People   s Republic of China

       Re: TAL Education Group
           Form 20-F for the Fiscal Year Ended February 29, 2024
           File No. 001-34900
Dear Alex Peng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Yi Gao